VIA EDGAR

October 23, 2006

Chad Eskildsen

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.W.

Washington, DC 20549

Mail Stop 4720

Re:	Old Mutual Advisor Funds II Annual Report for the Period Ended March 31, 2006

Dear Mr. Eskildsen:

This letter is to follow up on our discussion related to your review of the Old Mutual Advisor Funds II (“Trust”) Annual Report for the period ended March 31, 2006 (“Annual Report” or “Report”). We had discussed the disclosure on page 156 in the Notes to Financial Statements – Reimbursement of Management Fees (“Note”) section of the Annual Report. That Note describes the amount of previously waived and reimbursed management fees for various funds for which the advisor may seek reimbursement as of March 31, 2006.

You had inquired how the amount of management fees subject to reimbursement for the Old Mutual Growth Fund and Old Mutual Mid-Cap Fund (collectively, the “Funds”) as disclosed in the Note could be higher than the amount of the waiver described in the Statement of Operations for those Funds, when the Funds’ previous advisor, Liberty Ridge Capital, had agreed not to seek reimbursement for previously waived fees. The chart below summarizes the amount of management fees disclosed in the Note as being subject to reimbursement compared to the “waiver of management fees” as disclosed in the Statement of Operations for the Funds:

	Reimbursable Management Fees as Disclosed in Notes to Financial Statements	Waiver of Management Fees as Disclosed in Statement of Operations for 3/31/06
Old Mutual Growth Fund	$141,959	$79,000
Old Mutual Mid-Cap Fund	$119,584	$105,000

The amounts subject to reimbursement as disclosed in the Note were unadjusted numbers. The Note should have included numbers adjusted to reflect only the management fees waived by the Funds’ current advisor, Old Mutual Capital, Inc. (“Old Mutual Capital”). The management fees waived by Old Mutual Capital and subject to reimbursement should have been $79,202 for the Growth Fund and $104,506 for the Mid-Cap Fund.

Chad Eskildsen

Securities and Exchange Commission

October 23, 2006

While management to the Trust regrets the error in the disclosed amount of management fees subject to reimbursement for the two Funds, it does not believe the filing of a corrective supplement is warranted. The difference in the amounts incorrectly disclosed as subject to reimbursement compared to the actual amount are relatively minor. Further, there is no issue as to the actual amounts subject to potential reimbursement by Old Mutual Capital, and Old Mutual Capital has not recouped any waived management fees for these Funds. The Trust’s semiannual report to shareholders for the period ended September 30, 2006 will be mailed to shareholders the end of November and will include updated information about the amount of management fees subject to reimbursement.

The Trust and Old Mutual Capital acknowledge that:

1.	The Trust, as a registrant, is responsible for the adequacy and accuracy of the disclosure in the Report;

2.	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I may be reached via e-mail at andra.ozols@oldmutualcapital.com or by telephone at 720/200-7725 if you have any questions or further comments about this matter.

Sincerely,

/s/ Andra C. Ozols

Andra C. Ozols

Vice President and Secretary of the Trust and

Executive Vice President and General Counsel of the Advisor

cc:	John Bartholdson, Audit Committee Chair
Leigh Wilson, Chairman of the Board
Hugh Armstrong, PricewaterhouseCoopers
William Rheiner, Ballard Spahr
John Ake, Ballard Spahr
Jay Baris, Kramer Levin
Julian Sluyters, President of Old Mutual Capital
Mark Black, Chief Financial Officer